EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For the Three Months Ended
	March 31, 2015	March 31 2014
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during period	988,149,972	1,035,213,567
Add – Incremental shares under stock-based compensation plans	3,420,804	5,433,316
Add – Incremental shares associated with contingently issuable shares	761,826	1,123,266
Number of shares on which diluted earnings per share is calculated	992,332,602	1,041,770,149

Income from continuing operations (millions)	$2,415	$2,530
Loss from discontinued operations, net of tax (millions)	(88)	(146)
Net income on which basic earnings per share is calculated (millions)	$2,328	$2,384

Income from continuing operations (millions)	$2,415	$2,530
Net income applicable to contingently issuable shares (millions)	–	–
Income from continuing operations on which diluted earnings per share is
calculated (millions)	$2,415	$2,530
Loss from discontinued operations, net of tax, on which basic and diluted
earnings per share is calculated (millions)	(88)	(146)
Net income on which diluted earnings per share is calculated (millions)	$2,328	$2,384

Earnings/(loss) per share of common stock:

Assuming dilution
Continuing operations	$2.44	$2.43
Discontinued operations	(0.09)	(0.14)
Total	$2.35	$2.29

Basic
Continuing operations	$2.45	$2.44
Discontinued operations	(0.09)	(0.14)
Total	$2.36	$2.30

Stock options to purchase 48,202 shares and 19,129 shares were outstanding as of March 31, 2015 and 2014, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price during the respective periods was greater than the average market price of the common shares, and therefore, the effect would have been antidilutive.

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